SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  31 March 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of
Ireland
 (Governor & Co)
31 March 2009

Bank of
Ireland
 (Governor & Co)
Completion of investment by the National Pensions Reserve Fund Commission

Bank of Ireland announces that, following
satisfaction of the conditions
 attaching
 to the NPRFC Investment and
following
the Direction of the Minister for Finance,
completion of the NPRFC Investment took place today.

Under the terms of the NPRFC Investment, Bank of Ireland has received €3.5 billion and in return has issued 3,500,000,000 units of New Preference Stock of €0.01 nominal value at an issue price of €1.00 per unit and granted Warrants to subscribe for up to 334,737,148 units of Ordinary Stock of €0.64 nominal value to the
NPRFC
.

Capitalised terms used in this announcement have the same meaning as given to them in the
Circular to Stockholders which was published on 4 March 2009
.

Ends.

Contact Details
John Clifford	Company Secretary	+353 1 604 3400
Geraldine Deighan	Head of Group Investor Relations	+353 1 604 3501
Dan Loughrey	Head of Group Corporate Communications	+353 1 604 3833

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date:  31 March 2009